Exhibit 99.3

CONSENT OF QUALIFIED PERSON

PURSUANT TO SECTION 8.3 OF NATIONAL INSTRUMENT 43-101

December 18, 2009

TO:

Pediment Gold Corp.
British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:

Pediment Gold Corp. (the “Company”)
News Release dated December 18, 2009 (the “Release”)

I, R.H. McMillan, PH.D, P.Geo., consent to the public filing of the technical report titled “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones - Sonora, Mexico (28o48’ N, 110o34’ W; Topographic Sheets H12D42, H12D51, H12D52, H12D63)” dated November 30, 2009 (the “Technical Report”).

I consent to the publication of extracts from, or a summary of, the Technical Report in the Release.

I confirm that I have read the Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Yours truly,

Signature of Expert

(signed) “R. H. McMillan”
R. H. McMillan, PH.D., P.Geo

“R. H. McMillan, PH.D., P.Geo” (Professional Seal)
R. H. McMillan, PH.D., P.Geo